SECUR 04017219 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27630

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pryor, Counts & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1515 Market Street, Suite 819
(No. and Street)

Philadelphia (City) PA (State) 19102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Malcolmn D. Pryor (215) 569-0274
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A.W. Guthman & Co., PC
(Name – *if individual, state last, first, middle name*)

1111A Route 9 (Address) Garrison (City) NY (State) 10524 (Zip Code)

RECEIVED APR 0 3 2004 WASH., D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 07 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Malcolmn D. Pryor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pryor, Counts & Co., Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

NOTARIAL SEAL
CATHERINE F. DOWNES, Notary Public
City of Philadelphia, Phila. County
My Commission Expires Dec. 6, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRYOR, COUNTS & CO., INC.
Financial Statements
and
Accountants' Report
For the Years Ended December 31, 2003 and 2002

PRYOR, COUNTS & CO., INC.
Audited Financial Statements
December 31, 2003

TABLE OF CONTENTS

A. W. GUTHMAN & COMPANY

Certified Public Accountants

1111A Route 9
Garrison, New York 10524-0179
845-737-1994
Fax 845-737-0516

The Board of Directors
Pryor, Counts & Co., Inc.
Philadelphia, PA

Independent Accountants' Report

We have audited the accompanying balance sheets of Pryor, Counts & Co., Inc. as of December 31, 2003 and 2002 and the related statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles used and significant estimates made by management, as well as an evaluation of the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pryor, Counts & Co., Inc. as of December 31, 2003 and 2002, the results of its operations, changes in shareholders equity, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 11 through 15 inclusive, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

A.W. Guthman & Co.

April 6, 2004

A.W. Guthman & Company

PRYOR, COUNTS & CO., INC.
Balance Sheets
As of December 31, 2003 and 2002

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash	$ 463,224	$ 77,683
Money Market Funds	72,212	71,619
Due from Brokers	13,505	64,838
Trading Inventory at Market Value	128,066	940,895
Prepaid Expenses	12,414	11,708
TOTAL CURRENT ASSETS	689,421	1,166,743
NON-CURRENT ASSETS		
Furniture and Equipment, Less Accumulated Depreciation (Note 2)	-	7,630
Long Term Investments (Note 3)	207,839	207,839
Other Assets (Note 5)	1,520,319	1,394,452
TOTAL NON-CURRENT ASSETS	1,728,158	1,609,921
	$ 2,417,579	$ 2,776,664
LIABILITIES AND SHAREHOLDERS EQUITY		
CURRENT LIABILITIES		
Accounts Payable and Accrued Expenses	$ 540,640	$ 467,874
Income Taxes Payable	76,239	66,939
Subordinated Loans Payable (Note 6)	275,000	275,000
TOTAL CURRENT LIABILITIES	891,879	809,813
SHAREHOLDERS EQUITY		
Common Stock (Note 1)	50	50
Preferred Stock (Note 1)	4,000	4,000
Paid-In Capital	413,427	413,427
Retained Earnings	1,108,223	1,549,374
TOTAL SHAREHOLDERS EQUITY	1,525,700	1,966,851
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	$ 2,417,579	$ 2,776,664

See accompanying notes to financial statements.

PRYOR, COUNTS & CO., INC.
Statements of Operations and Retained Earnings
For the Years Ended December 31, 2003 and 2002

	2003	2002
REVENUE		
Principal Transactions	$ 554,397	$ 1,120,206
Investment Banking	-	91,885
Commissions	265,980	185,325
Advisory Fees	-	25,000
Interest and Dividends	14,308	33,695
Other	21,054	18,444
TOTAL REVENUE	855,739	1,474,555
EXPENSES		
Salaries, Wages and Fringe Benefits	575,483	882,208
Professional and Consultant Fees	318,741	253,908
Travel and Entertainment	67,016	62,364
Rent	153,682	169,225
Information Retrieval Services	58,019	43,829
Office Support	69,053	83,145
Insurances	1,985	2,214
Interest	19,673	22,125
Depreciation (Note 2)	7,630	13,597
Bad debts (Note 2)	-	1,790
Legal Settlements (Note 8)	-	167,222
Other	15,629	18,910
State and Local Taxes	9,979	4,680
TOTAL EXPENSES	1,296,890	1,725,217
INCOME BEFORE FEDERAL INCOME TAXES	(441,151)	(250,662)
Provision for Federal Income Taxes	-	-
NET LOSS	(441,151)	(250,662)
RETAINED EARNINGS - Beginning of Year	1,549,374	1,800,036
RETAINED EARNINGS - End of Year	$ 1,108,223	$ 1,549,374

See accompanying notes to financial statements.

PRYOR, COUNTS & CO., INC.
Statements of Cash Flows
For the Years Ended December 31, 2003 and 2002

	2003	2002
OPERATING ACTIVITIES		
Net Loss	$ (441,151)	$ (250,662)
Adjustments to reconcile Net Income to Net Cash Used in Operating Activities:		
Depreciation	7,630	13,597
Changes in Operating Assets and Liabilities:		
Decrease/Increase in Accounts Receivable	51,333	(40,733)
Decrease/Increase in Securities Inventory	812,829	(865,802)
Increase/Decrease in Prepaid Expenses	(706)	457
Increase in Accounts Payable and Accrued Expenses	72,766	175,593
Increase in Income Taxes Payable	9,300	4,680
NET CASH PROVIDED BY/USED IN OPERATING ACTIVITIES	512,001	(962,870)
INVESTING ACTIVITIES		
Decrease in Loans to Officers	60,000	45,560
Increase/Decrease in Money Market Funds	(593)	231,699
Decrease in Other Assets	-	220,849
Increase/Decrease in Due from Affiliated Companies	(185,867)	468,276
NET CASH USED IN/PROVIDED BY INVESTING ACTIVITIES	(126,460)	966,384
NET INCREASE IN CASH	385,541	3,514
CASH - Beginning of Year	77,683	74,169
CASH - End of Year	$ 463,224	$ 77,683

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION

Pryor, Counts & Co., Inc., incorporated in the State of New York, is a registered broker-dealer subject to the regulations of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

As of December 31, 2003, the Company had 1,000 shares of $.05 par value common stock authorized, issued and outstanding. As of December 31, 2003, the Company also had 4,000 shares of $1 par value preferred stock (noncumulative, nonconvertible) authorized, issued and outstanding.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Assets, liabilities, income, and expenses are recorded on the accrual basis of accounting.

Principal Transactions

Profits and losses from security transactions are recorded on a trade date basis. Unrealized gains and losses from securities inventory are reflected in the statements of operations and retained earnings under principal transactions.

Fixed Assets

Furniture and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line MACRS method. Such assets were comprised of the following as of December 31, 2003 and 2002.

Fixed Asset Category	2003	2002
Computer Equipment	$ 237,026	$ 237,026
Telephone and Other Office Equipment	99,804	99,804
Office Furniture	277,488	277,488
Total Gross Fixed Assets	614,318	614,318
Less Accumulated Depreciation	(614,318)	(606,688)
Net Book Value	$ -	$ 7,630

In 2002, the Company sold fully depreciated furniture amounting to $4,383 and recorded the gain in other income.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Income taxes, based on financial statement income (loss), were provided for at the appropriate state, local, and federal rates.

The Company has net operating loss carryovers of approximately $3,532,575, which expire as follows:

Year of Loss	Net Operating Loss	Expiration Year
1994	$ 2,134,489	2009
1997	578,730	2012
2000	170,633	2015
2002	248,723	2017
2003	400,000 *	2018

*Estimated

Statements of Cash Flows

For the purposes of the statements of cash flows, the Company does not consider its money market funds to be cash equivalents. Interest paid during the years ended December 31, 2003 and 2002 amounted to $19,673 and $22,267, respectively. Income taxes paid in the years ended December 31, 2003 and 2002 amounted to $841 and zero respectively.

NOTE 3 - LONG TERM INVESTMENTS

Long term investments consisted of the following as of December 31, 2003 and 2002.

Description	2003	2002
Investment in Foreign Bank	$100,000	$100,000
Investment in Art	51,550	51,550
Other Long Term Investments	56,289	56,289
Total	$207,839	$207,839

NOTE 3 - LONG TERM INVESTMENTS (Cont.)

In 1993, the Company subscribed for 50 shares of Afreximbank for $500,000, payable in five equal installments. As of December 31, 2002, the Company's investment reflects its satisfaction of its first installment, leaving four installments to be paid upon demand. The terms of the subscription agreement, among others, provide that the stock certificates be issued upon payment of the final installment.

The Company's investment in modern paintings is recorded at cost.

NOTE 4 - DUE TO/FROM BROKERS

Balances shown as due from brokers are current and result from the normal trading operations of the Company.

NOTE 5 - OTHER ASSETS

Other Assets included in the balance sheet as of December 31, 2003 and 2002 consisted of the following:

Description	2003	2002
Due from PMC Holdings, Inc. (see Note 7)	$ 905,620	$ 719,753
Due from Officers (see Note 7)	390,407	450,407
Other Receivables	215,461	215,461
Escrow Deposits	8,831	8,831
Total	$1,520,319	$1,394,452

NOTE 6 - SUBORDINATED LOANS PAYABLE

For the purpose of meeting its net capital requirements, the Company maintains a subordinated loan agreement with a local bank which can not be repaid without the approval of the NASD.

Interest charged, which varies with the Prime Rate, amounted to $16,831 and $18,585 for 2003 and 2002, respectively.

NOTE 7 - RELATED PARTY TRANSACTIONS

Amounts due from PMC Holdings, Inc. represent the impact of cash transfers between the entities and expenses paid by each entity on behalf of the other. Such amounts are non-interest bearing and have no specific repayment terms. PMC Holdings, Inc., owns 100% of the Company's preferred and common stock.

In March 1996, the Company's officers executed agreements providing that $443,624 of the total officer loans outstanding, be repaid over a period of four years with interest at 6.5% per annum. In 1999 such agreements were modified to defer the payment of principal only. In 2003, the Company also modified its officer loan agreements by dropping the interest rate to 3.06%, the lowest rate allowable according to the IRS' Applicable Federal Rate tables (AFR). Interest income from such loans, as reported in the statement of operations, amounted to $13,235 and $28,836 for 2003 and 2002 respectively.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Settled Litigation

In 1993, the Securities and Exchange Commission (SEC) began an investigation into the making of political contributions by municipal finance employees and the connection of such contributions to certain municipal underwritings. In December, 1998, the SEC announced that it had concluded its investigation and alleged that the Company had violated certain provisions of the Securities Exchange Act of 1934 and provisions of the Municipal Securities Rulemaking Board. The SEC also maintained that securities laws were violated by a current and former principal of the Company. On June 10, 1999, the Company's management filed a response outlining the factual and legal arguments for its opposition to such charges. Subsequently, the Company and the SEC staff negotiated a settlement agreement which was approved and formally documented by the SEC on February 6, 2002. The Agreement provided that the Company agree to the following sanctions: a censure, an order that the Company cease and desist from violations of the securities law provisions allegedly violated by the Company and payment of a $40,000 civil penalty. The Company agreed to the terms of the settlement without having to admit or deny any of the allegations made by the SEC.

During 2002, the Company, through arbitration, settled a dispute with a customer who claimed that the Company failed to employ its "best efforts" in connection with the sale of certain limited partnership interests owned by the customer. The Company, agreeing to pay damages of $127,200, recorded the full amount of the settlement in the statement of operations. As of December 31, 2003 the unpaid balance included in accounts payable amounted to $87,000.

NOTE 8 - COMMITMENTS AND CONTINGENCIES (Continued)

In September, 2003 PMC Holdings, Inc. paid the landlord of the Philadelphia office, $56,350 to terminate the Company's lease commitment originally extending through September 2007. Consequently, the Company's lease term will end on September 1, 2004. The Company has no other lease commitments which are more than one year in duration.

NOTE 9 - NET CAPITAL/RESERVE REQUIREMENTS

During the years ended December 31, 2003 and 2002 the Company was subject to the net capital rule adopted by the Securities and Exchange Commission, Rule 15c3-1, which requires that a registered broker-dealer's net capital, as defined, shall not fall below $100,000 or 6 $^{2}/_{3}$% of the total aggregate indebtedness, whichever is greater. In accordance with SEC Rule 17a-11, the Company made the appropriate notifications to the SEC and NASD. In March, 2004 the Company's membership agreement with the NASD was modified to reduce its net capital requirement to $5,000. See Note 10 for further details.

As of December 31, 2003, the Company had excess net capital of $(42,473) and the ratio of indebtedness to net capital computation did not apply.

The Company is exempt from the reserve requirements outlined in Securities and Exchange Commission, Rule 15c3-3, as all customer transactions are cleared through another broker-dealer on a fully disclosed basis (paragraph (k) (2) (ii)).

NOTE 10 – SUBSEQUENT EVENTS

In March, 2004 the NASD modified its membership agreement with the Company which essentially reduced the Company's net capital requirement from $100,000 to $5,000. The action reflects the NASD's solution to the Company's continued financial and net capital compliance difficulties. The new membership agreement also imposes the following restrictions:

- A) The Company is no longer authorized to engage in risk based trading
- B) The Company is no longer authorized to participate, in any capacity, in firm commitment underwritings
- C) The firm is no longer authorized to receive credits related to designated sales

The Company may apply to have such restrictions removed and reinstate its $100,000 net capital status if its financial condition improves.

A. W. GUTHMAN & COMPANY

Certified Public Accountants

1111A Route 9
Garrison, New York 10524-0179
845-737-1994
Fax 845-737-0516

The Board of Directors
Pryor, Counts & Co., Inc.
Philadelphia, PA

We have made a study and evaluation of the system of internal accounting control of Pryor, Counts & Co., Inc. in effect at December 31, 2003. Our study and evaluation was conducted in accordance with standards established by the American Institute of Certified Public Accountants.

The management of Pryor, Counts & Co., Inc. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may occur and may not be detected. Also, a projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

In our opinion, the system of internal accounting control of Pryor, Counts & Co., Inc. in effect at December 31, 2003, was sufficient to meet the objectives stated above insofar as those objectives pertain to the prevention or detection of errors or irregularities in amounts that would be material with respect to the financial statements.

A.W. Guthman & Co.

April 6, 2004

A.W. Guthman & Company

PRYOR, COUNTS & CO., INC.
Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission
As of December 31, 2003

1)	Total Ownership Equity		$ 1,525,700
2)	Deduct Ownership Equity not Allowable for Net Capital		-
3)	Total Ownership Equity qualified for Net Capital		1,525,700
4)	Add:		
	Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital		275,000
5)	Total Capital and Allowable Subordinated Liabilities		1,800,700
6)	Deductions and/or Charges:		
	a)	Total Non-Allowable Assets included in Balance Sheet	1,740,572
	b)	Secured Demand Note Deficiency	-
	c)	Commodity Futures Contracts and Spot Commodities - Proprietary Capital Charges	-
	d)	Other Deductions and/or Charges	-
	e)	Haircuts on Securities	102,601
		Total Deductions and /or Charges	1,843,173
7)	Net Capital		$ (42,473)

PRYOR, COUNTS & CO., INC.
Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission (Cont'd)
As of December 31, 2003

Computation of Basic Net Capital Requirement:

8)	Minimum Net Capital Required (6 2/3% of Line 14	$ 59,462
9)	Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	100,000
10)	Net Capital Requirement (Greater of Line 8 or 9)	100,000
11)	Excess Net Capital (Line 7, Less Line 10)	(142,473)
12)	Excess Net Capital at 1000% (Line 7, Less 10% of Line 14)	(131,661)
13)	Total A.I. Liabilities from Balance Sheet	891,879
14)	Total Aggregate Indebtedness	891,879
15)	Ratio of Aggregate Indebtedness to Net Capital (Line 14 divided by Line 7)	N/A

PRYOR, COUNTS & CO., INC.
Statement of Changes in Shareholders Equity
For the Year Ended December 31, 2003

	Preferred/ Common Stock	Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2003	$ 4,050	$ 413,427	$1,549,374	$ 1,966,851
Net Income	-	-	(441,151)	(441,151)
Balance at December 31, 2003	$ 4,050	$ 413,427	$1,108,223	$ 1,525,700

PRYOR, COUNTS & CO., INC.
Statement of Changes in Subordinated Liabilities
For the Year Ended December 31, 2003

Balance at January 1, 2003	$	275,000
Increases		-
Decreases		-
Balance at December 31, 2003	$	275,000

PRYOR, COUNTS & CO., INC.
Reconciliation of Net Capital Per Focus 11A
to Net Capital Per Audited Financial Statements
For the Year Ended December 31, 2003

Net Capital per Focus 11A		$ 33,405
Income and Expense Adjustments:		
Provision for state and local corporate income taxes	$ (9,300)	
Income accruals/accrual adjustments	95,417	
Various expenses accruals and coding corrections	(402,158)	
Depreciation expense corrections	(7,630)	
Total Income and Expense Adjustments		(323,671)
Non-Allowable Asset Adjustments:		
Impact of income and expense adjustments above on non-allowable assets		346,220
Haircut on Securities reclassified from non-allowable to allowable		(98,427)
Net Capital per Audited Financial Statements		$ (42,473)